SCHEDULE 13G
CUSIP NO. 29355M20	PAGE 1 OF 5 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)*

Enova Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29355M20

(CUSIP Number)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G
CUSIP NO. 29355M20	PAGE 2 OF 5 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Phylis Esposito

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) ☐
(B) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000,000 (See Item 4)
OWNED BY
EACH	6	SHARED VOTING POWER
REPORTING
PERSON		-0-
WITH:
	7	SOLE DISPOSITIVE POWER

		3,000,000 (See Item 4)

	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP NO. 29355M20	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

Enova Systems, Inc., a California corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1560 West 190th Street
Torrance, California 90501

Item 2(a).	Name of Person Filing:

Phylis Esposito

Item 2(b).	Address of Principal Business Office:

434 East 52nd Street, PH E
New York, NY 10022

Item 2(c).	Place of Organization or Citizenship:

U.S.A

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 29355M20

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G
CUSIP NO. 29355M20	PAGE 4 OF 5 PAGES

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 3,000,000*

	(b)	Percent of Class: 6.7%*

(Based on 42,765,223 shares of Common Stock outstanding as of December 30, 2011 as reported in the Company’s quarterly report on Form 10-Q that was filed on November 10, 2011 and the disclosure provided by the Company in its current report on Form 8-K filed on January 6, 2012)

(c)	Number of Shares as to which the Person has:

	(i)	sole power to vote or to direct the vote

3,000,000*

	(ii)	shared power to vote or to direct the vote:

-0-

	(iii)	sole power to dispose or to direct the disposition of

3,000,000*

	(iv)	shared power to dispose or to direct the disposition of

-0-

* As of the date of this report, the reporting person owned 3,000,000 shares of the Issuer’s common stock, no par value, including 1,500,000 shares issuable upon exercise of warrants.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

SCHEDULE 13G
CUSIP NO. 29355M20	PAGE 5 OF 5 PAGES

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012

/s/ Phylis Esposito
Phylis Esposito